EXHIBIT 99.1

FreeSeas Inc. Reports Financial Results for the Quarter Ended March 31, 2007

Operating Revenue Rises 75 Percent for First Quarter 2007 Compared to First Quarter 2006

PIRAEUS, Greece, June 21, 2007 (PRIME NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE), (Nasdaq:FREEW) and (Nasdaq:FREEZ), (FreeSeas), a provider of seaborne transportation for dry bulk cargoes, announced today unaudited operating results for the quarter ended March 31, 2007.

For the quarter ended March 31, 2007, FreeSeas reported operating revenue $4.27 million, compared with $2.44 million for the first quarter of 2006. Net income for the 2007 quarter was $913,000, or $0.15 per share, based on 6,290,100 basic shares outstanding. In the first quarter of 2006, the Company reported a net loss of $1.66 million, or $0.26 per share, based on 6,290,100 basic shares outstanding.

In 2007, FreeSeas has undertaken to streamline its management and position the Company for growth.

"The first quarter of 2007 exhibited increased financial strength and a clear direction for the Company," said Mr. Ion Varouxakis, Chairman of the Board, President and Chief Executive Officer. "Our operating revenue showed a healthy increase, and we noted improvement in G&A expenses. We believe this is the result of a combination of our employment strategy, in which the Company was able to benefit from favorable charter rates in the first quarter of the year, as well as cost-cutting efforts which led to the reduction in G&A expenses in the quarter. We will continue to focus on running an efficient Company."

Income from operations for the quarter ended March 31, 2007 was $1.10 million, compared with a loss from operations of $1.37 million for the comparable period in 2006.

Mr. Varouxakis continued, "Subsequent to the first quarter of 2007, we have undertaken several actions towards the realization of our corporate goals. In April, we announced the sale of the M/V Free Fighter, which resulted in a significant capital gain for the company. In May, we announced that we had entered into agreements to acquire four second-hand drybulk vessels, significantly lowering the average age of our fleet and tripling our available operating days. Finally, later that month, we announced the appointment of Dimitris Papadopoulos as Chief Financial Officer, enhancing our management team."

 FREESEAS INC.
 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
 (All amounts in tables in thousands of United States Dollars, except for share data)
                                           For the three months ended
                                                    March 31,
                                           --------------------------
                                               2007          2006
                                           (Unaudited)    (Unaudited)
                                           -----------    -----------
 OPERATING REVENUES                        $     4,268    $     2,444
 OPERATING EXPENSES:
 Vessel operating expenses                      (1,414)        (1,032)
 Voyage expenses                                    (2)          (637)
 Depreciation expense                             (812)        (1,140)
 Amortization of deferred dry-docking
  and special survey costs                        (195)          (110)
 Management fees to a related party               (135)          (135)
 Commissions                                      (257)          (165)
 Compensation costs                                (25)          (163)
 General and administrative expenses              (342)          (432)
                                           -----------    -----------
 Income from operations                    $     1,086    $    (1,370)

 OTHER INCOME (EXPENSE):
 Finance costs                             $      (219)   $      (245)
 Interest income                                    --             11
 Other                                              46            (51)
                                           -----------    -----------
 Other expense                             $      (173)   $      (285)
                                           -----------    -----------
 Net  income(loss)                         $       913    $    (1,655)
                                           ===========    ===========

 Basic earnings(loss)  per share           $      0.15    $     (0.26)

 Diluted earnings(loss)  per share         $      0.15    $     (0.26)
 Basic weighted average number of shares     6,290,100      6,290,100
 Diluted weighted average number of shares   6,290,100      6,290,100

 FREESEAS INC.
 CONSOLIDATED BALANCE SHEETS (UNAUDITED)
 (All amounts in tables in thousands of United States Dollars, except for share data)
                                             March  31,    December 31,
                                                2007           2006
                                            (Unaudited)
                                              --------       --------
 ASSETS
 CURRENT ASSETS
 Cash in hand and at bank                     $   642        $   372
 Trade receivables, net                           776            278
 Inventories                                      135            242
 Insurance claims                                 485            485
 Due from related party                           360             40
                                              -------        -------
 Total current assets                         $ 2,398        $ 1,417

 Fixed assets, net                             18,557         19,369
 Deferred charges, net                          2,088          2,300
                                              -------        -------
 Total Assets                                 $23,043        $23,086
                                              =======        =======
 LIABILITIES AND SHAREHOLDERS' EQUITY
 CURRENT LIABILITIES:
 Bank overdraft                               $    --        $ 2,000
 Accounts payable                               2,243          2,003
 Accrued liabilities                              679          1,515
 Unearned revenue                                  58            179
 Shareholders' loans, current portion           2,324          1,218
 Long-term debt, current portion                3,260          3,345
                                              -------        -------
 Total current liabilities                    $ 8,564        $10,260

 Long-term debt, net of current portion         6,540          4,485
 Shareholders' loans, net of current portion       --          1,334
                                              -------        -------
 Total long-term liabilities                  $ 6,540        $ 5,819
                                              -------        -------
 Total Liabilities                            $15,104        $16,079

 Commitments and contingencies
 SHAREHOLDERS' EQUITY
 Preferred shares (5,000,000 authorized with
  par value $0.001, nil issued and outstanding
  as at March 31, 2007 and December 31, 2006)
 Common shares (40,000,000 authorized with
  par value $0.001, 6,290,100 shares issued
  and outstanding at March 31,  2007 and
  December 31, 2006)                                6              6
 Additional paid-in capital                     9,722          9,703
                                              -------        -------
 Retained (deficit)                            (1,789)        (2,702)
                                              -------        -------
 Total shareholders' equity                     7,939          7,007
                                              -------        -------
 Total Liabilities and Shareholders' Equity   $23,043        $23,086
                                              =======        =======

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk vessels. Currently, it has a fleet of two Handysize vessels. FreeSeas' common stock and warrants trade on the NASDAQ Capital Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the US Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at www.sec.gov. For more information about FreeSeas Inc. please go to our corporate website www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

CONTACT:  FreeSeas Inc.
          Ion Varouxakis, Chief Executive Officer
          011-30-210-45-28-770
          Fax: 011-30-210-429-10-10
          info@freeseas.gr
          www.freeseas.gr
          89 Akti Miaouli Street
          185 38 Piraeus, Greece

          Cubitt Jacobs & Prosek Communications
          Investor Relations / Financial Media:
          Thomas J. Rozycki, Jr., Sr. Vice President
          +1 (212) 279-3115 x208
          Fax: +1 (212) 279-3117
          trozycki@cjpcom.com
          www.cjpcom.com
          350 Fifth Avenue - Suite 3901
          New York, NY 10118, USA